                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.    )*

                          Safeguard Health Enterprises
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  common stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  786444109000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Mia Jensen c/o The Burton Partnership, Limited Partnership
                   Post Office Box 4643 Jackson, Wyoming 8301
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                    06/11/99
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786444109000            SCHEDULE 13D   Page   2      of   7     Pages
         ---------------------                       --------    --------

-------------------------------------------------------------------------------
  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                Donald W. Burton
-------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

-------------------------------------------------------------------------------
  (3)     SEC Use Only

-------------------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

                OO
-------------------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

-------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

                United States
-------------------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                    268,200
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                268,200
-------------------------------------------------------------------------------
 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [   ]

-------------------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

                5.6%
-------------------------------------------------------------------------------
 (14)     Type of Reporting Person*

                IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 786444109000            SCHEDULE 13D   Page   3      of   7     Pages
         ---------------------                       --------    --------

-------------------------------------------------------------------------------
  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                The Burton Partnership, Limited Partnership
-------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

-------------------------------------------------------------------------------
  (3)     SEC Use Only

-------------------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

                OO
-------------------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

-------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

                Delaware Limited Partnership
-------------------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                    268,200
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                268,200
-------------------------------------------------------------------------------
 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [   ]

-------------------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

                5.6%
-------------------------------------------------------------------------------
 (14)     Type of Reporting Person*

                PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP #786444109000                 SCHEDULE 13D              PAGE 4 of  7 PAGES

ITEM 1.  SECURITY AND ISSUER
----------------------------

         This statement relates to shares of Common Stock (the "Shares"), of Safeguard Health Enterprises (the "Company"), having its principal executive offices at 95 Enterprise, Aliso Viejo, California.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

         This statement is being filed by The Burton Partnership, Limited Partnership having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001; and the general partner of The Burton Partnership, Limited Partnership, Donald W. Burton. The principal business of The Burton Partnership, Limited Partnership is investment in public and private stocks. The general partner's principal occupation is an investor.

         The business address of the general partner is c/o The Burton Partnership, Limited Partnership.

         During the five years prior to the date hereof, neither The Burton Partnership, Limited Partnership, nor its general partner has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The general partner is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

         The Burton Partnership, Limited Partnership acquired a total of 268,200 shares of Safeguard Health Enterprises through open market transactions during a period beginning February 16, 1999 and ending June 30, 1999 at prices ranging from $2.75 to 3.00 per share, for an aggregate purchase price of $751,788.

         No part of the purchase price paid by The Burton Partnership, Limited Partnership for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of Safeguard Health Enterprises

ITEM 4.  PURPOSE OF THE TRANSACTION
-----------------------------------

         The Burton Partnership, Limited Partnership has purchased the Shares for investment purposes only.

         a. Depending on market conditions, its continuing evaluation of the business and prospects of Safeguard Health Enterprises and other factors, The Burton Partnership, Limited Partnership may buy or sell additional shares in the open market. Neither The Burton Partnership, Limited Partnership, nor the general partner has any present plans which relate to or would result in:

CUSIP #786444109000                 SCHEDULE 13D              PAGE 5 of  7 PAGES


         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Safeguard Health Enterprises or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of Safeguard Health Enterprises or any of its subsidiaries;

         d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of Safeguard Health Enterprises;

         f. Any other material change in Safeguard Health Enterprises business or corporate structure, including, but not limited to, if Safeguard Health Enterprises is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         g. Changes in Safeguard Health Enterprises's charter or bylaws or other actions which may impede the acquisition of control of Safeguard Health Enterprises by any person;

         h. Causing a class of securities of Safeguard Health Enterprises to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of Safeguard Health Enterprises becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         j. Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES AND THE ISSUER
----------------------------------------------

         By virtue of his status as general partner of The Burton Partnership, Limited Partnership, Donald W. Burton may thus be deemed to be beneficial owner of the 268,200 shares which The Burton Partnership, Limited Partnership owns of record, representing 5.6% of the Company. Donald W. Burton may thus be deemed to share with The Burton Partnership, Limited Partnership the power to direct the voting and disposition of the shares which The Burton Partnership, Limited Partnership own of record.

         The aggregate 268,200 shares purchased by The Burton Partnership, Limited Partnership were obtained in the following open market transactions.

CUSIP #786444109000                 SCHEDULE 13D              PAGE 6 of  7 PAGES

          (1)                       (2)              (3)          (4)                 (5)
       Person who
        Effected              Settlement Date     Number of    Price Per     Brokerage House & How
      Transaction              of Transaction       Shares       Share     Transactions was Effected
      -----------              --------------       ------       -----     -------------------------
General Partner                    02/22/99         10,000      2.8125        J. C. Bradford & Co.
General Partner                    02/22/99          5,600      2.8125        J. C. Bradford & Co.
General Partner                    02/22/99          5,100      2.8125        J. C. Bradford & Co.
General Partner                    02/19/99          1,700      2.8125        J. C. Bradford & Co.
General Partner                    02/19/99          1,100      2.7500        J. C. Bradford & Co.
General Partner                    02/23/99            600      2.8125        J. C. Bradford & Co.
General Partner                    02/24/99          9,300      2.8125        J. C. Bradford & Co.
General Partner                    02/26/99          2,100      2.8125        J. C. Bradford & Co.
General Partner                    02/16/99          1,600      2.7500        J. C. Bradford & Co.
General Partner                    02/24/99            200      2.8125        J. C. Bradford & Co.
General Partner                    03/03/99          2,000      2.8125        J. C. Bradford & Co.
General Partner                    03/05/99            700      2.8125        J. C. Bradford & Co.
General Partner                    03/08/99         10,000      2.8125        J. C. Bradford & Co.
General Partner                    03/08/99            300      2.8125        J. C. Bradford & Co.
General Partner                    03/09/99          5,000      2.8125        J. C. Bradford & Co.
General Partner                    03/10/99            500      2.7500        J. C. Bradford & Co.
General Partner                    03/10/99          5,000      2.8125        J. C. Bradford & Co.
General Partner                    03/11/99          1,100      2.8125        J. C. Bradford & Co.
General Partner                    03/12/99            300      2.8125        J. C. Bradford & Co.
General Partner                    03/15/99         37,800      2.8125        J. C. Bradford & Co.
General Partner                    03/22/99            300      2.8125        J. C. Bradford & Co.
General Partner                    03/23/99          4,500      2.8125        J. C. Bradford & Co.
General Partner                    03/24/99          3,000      2.8125        J. C. Bradford & Co.
General Partner                    03/25/99            300      2.8125        J. C. Bradford & Co.
General Partner                    03/26/99         17,900      2.8125        J. C. Bradford & Co.
General Partner                    03/29/99         74,000      2.8125        J. C. Bradford & Co.
General Partner                    03/29/99         30,000      2.7813        J. C. Bradford & Co.
General Partner                    06/07/99          1,300      2.7500        J. C. Bradford & Co.
General Partner                    06/08/99          1,800      2.7500        J. C. Bradford & Co.
General Partner                    06/10/99          1,500      2.7500        J. C. Bradford & Co.
General Partner                    06/11/99          3,100      2.7500        J. C. Bradford & Co.
General Partner                    06/11/99         23,200      2.7500        J. C. Bradford & Co.
General Partner                    06/16/99            100      2.7500        J. C. Bradford & Co.
General Partner                    06/17/99          3,200      2.7500        J. C. Bradford & Co.
General Partner                    06/29/99          1,000      3.0000        J. C. Bradford & Co.
General Partner                    06/30/99          3,000      3.0000        J. C. Bradford & Co.
                                                   -------     -------
TOTAL                                              268,200     751,788

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by The Burton Partnership, Limited Partnership and the general partner. CUSIP #786444109000 SCHEDULE 13D PAGE 7 of 7 PAGES

CUSIP #786444109000                 SCHEDULE 13D              PAGE 7 of  7 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------------------------------------------------------------------------------

         Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among The Burton Partnership, Limited Partnership and the general partner or between any such person and any other person with respect to the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

SIGNATURE
---------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1999                The Burton Partnership, Limited Partnership





                                     By: /s/ Donald W. Burton
                                        ---------------------------------------
                                     Donald W. Burton, General Partner